Exhibit 99.2

Q3 FY23 Results:

Mytheresa reports 18% GMV growth in Q3 FY23 and continued Adjusted EBITDA profitability

•	Gross Merchandise Value (GMV) growth of 17.8% to €219.8 million in Q3 FY23 as compared to €186.6 million in the prior year period
•	Number of top customer growth of 28.1% in Q3 of FY23 and increase in GMV per top customer of 6.7%
•	Gross Profit margin of 45.6% in Q3 FY23 as compared to 48.8% in the prior year period due to significant increase in promotional intensity by competitors
•	Continued profitability with adjusted EBITDA of €3.2 million in Q3 FY23, representing an Adjusted EBITDA margin of 1.6%
•	Adjusted EBITDA for the FYTD 23 of €33.6 million, representing an Adjusted EBITDA margin of 6.0%
•	Full FY23 guidance of 13% to 15% GMV growth and 4.5% to 5.5% Adjusted EBITDA margin

MUNICH, Germany (May 10, 2023) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its third quarter of fiscal year 2023 ended March 31, 2023. The luxury multi-brand digital platform delivered another quarter of growth with continued Adjusted EBITDA profitability, despite significant macro headwinds.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are very satisfied with the global growth in our business producing industry-leading 18% top-line expansion. Our margin has been impacted by strong promotional intensity of many competitors in Q3 but we deliver profitable growth. We remain very much focused on our strategy of best customer experience and high full-price share yielding 36.8% top customer GMV growth in Q3.”

Kliger continued, “Beyond our solid financial performance in Q3, we are very pleased to announce key strategic initiatives that will further strengthen our industry leadership. For example, we recently celebrated the launch of four capsule collections by Chinese designers as part of our China Designer Program with a major event in Shanghai. We now offer our customers certified pre-owned watches by major luxury brands on our platform through our partnership with Bucherer, the world’s largest retailer of fine watches and jewelry. Finally, we have successfully completed last month the transition to a completely new tech platform powering all our user interfaces and e-commerce processes.”

FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED MARCH 31, 2023

•	GMV growth of 17.8% to €219.8 million in Q3 FY23 as compared to €186.6 million in the prior year period
•	Net sales increase of 17.3% year-over-year to €198.9 million
•	Gross Profit margin of 45.6% compared to 48.8% in the prior year period due to significant increase in promotional intensity by competitors

•	Continued profitability with Adjusted EBITDA of €3.2 million in Q3 FY23, representing an Adjusted EBITDA margin of 1.6%
•	Adjusted EBITDA for the FYTD 23 of €33.6 million, representing an Adjusted EBITDA margin of 6.0%
•	Positive Adjusted operating income of €0.1 million and Adjusted net income of €1.4 million

RECENT BUSINESS HIGHLIGHTS

Strong Global Expansion:

•	Global GMV growth with +17.8% vs. Q3 FY22 and +33.4% vs. Q3 FY21
•	Strongest GMV growth again in the United States with +27.4% vs. Q3 FY22 and increased total GMV share of the US of 17.7%
•	Many high-impact top customer and brand activations held in Europe, the Middle East and the United States, with truly ‘money can’t buy’ experiences
•	Launch of The China Designer Program in Shanghai with four exclusive capsule collections by Chinese fashion designers generating significant press coverage for Mytheresa in China

Continued Brand Support:

•	Launch of exclusive capsule collections and pre-launches in collaboration with Bottega Veneta, Loro Piana, Dolce&Gabbana, Christian Louboutin, Moncler, Givenchy, Jimmy Choo, Versace and many more
•	Launch of certified pre-owned watches from over 25 luxury brands such as Audemars Piguet, Cartier, IWC Schaffhausen, Jaeger-LeCoultre and others in collaboration with world’s largest luxury watches and jewelry retailer Bucherer
•	Successful completion of transition of 7 major brands to the Curated Platform Model (CPM)

High-quality Customer Growth:

•	LTM growth of active customers of 11.0% reaching 838,000 customers
•	Solid number of first-time buyers in Q3 FY23 with over 124,000 customers
•	Strong repurchase rates in Q3 FY23 of customer cohorts acquired in Q1 FY23 compared to Q1 FY22 cohorts
•	Excellent growth of number of top customers with 28.1% in Q3 FY23 vs. Q3 FY22 as well as a strong increase in average GMV per all customers of 4.3% in Q3 FY23 vs. Q3 FY22
•	GMV generated by Top Customers increased by 36.8% during Q3 FY23, accounting for a 36% share of total GMV

Consistent Strong Operational Performance:

•	Good customer satisfaction with Net Promoter Score of 72.1% in Q3 FY23
•	Gross Profit Margin with 45.6% in Q3 FY23 below Q3 FY22 by 320 basis points due to aggressive competitor promotions
•	Operational indicators in Q3 FY23 underlining resilience and adaptability of the Mytheresa business model with increased AOV, decreased CAC and stable operational cost ratios despite macro headwinds
•	Successful global roll out of new Mytheresa technology stack powering all user interfaces and providing state-of-the-art e-commerce capabilities

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2023, we expect:

•	GMV in the range of €845 million to 860 million, representing 13% to 15% growth
•	Net Sales in the range of €750 million to €765 million, representing 9% to 11% growth
•	Gross Profit in the range of €380 million to 386 million, representing 7% to 9% growth
•	And Adjusted EBITDA in the range of €34 to 43 million and an Adjusted EBITDA margin between 4.5% and 5.5%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its third quarter of fiscal year 2023 financial results on May 10, 2023 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (888) 550-5658 (USA). The participant access code will be 4922601. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on May 10, 2023, through May 17, 2023, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 4922601. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “LIFE”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €747.3 million GMV in fiscal year 2022 (+21.3% vs. FY21).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Strategic Communications Deena Friedman / Maria Lycouris phone: +1 800 929 7167 email: investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months Ended
	March 31, 2022	March 31, 2023	Change in % / BPs	March 31, 2022	March 31, 2023	Change in % / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€186.6	€ 219.8	17.8%	€ 550.6	€ 633.6	15.1%
Active customer (LTM in thousands) (1), (2)	755	838	11.0%	755	838	11.0%
Total orders shipped (LTM in thousands) (1), (2)	1,703	1,970	15.7%	1,703	1,970	15.7%
Net sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Gross profit	€ 82.8	€ 90.7	9.6%	€ 260.2	€ 282.7	8.7%
Gross profit margin(3)	48.8%	45.6%	(320 BPs)	50.5%	50.0%	(50 BPs)
Operating Income	€ (2.0)	€ (6.4)	225.0%	€ 3.6	€ (3.8)	(205.7%)
Operating Income margin(3)	(1.2%)	(3.2%)	(200 BPs)	0.7%	(0.7%)	(140 BPs)
Net Income (loss)	€ (4.3)	€ (5.3)	23.2%	€ (9.5)	€ (9.6)	0.4%
Net Income (loss) margin(3)	(2.5%)	(2.7%)	(20 BPs)	(1.9%)	(1.7%)	20 BPs
Adjusted EBITDA(4)	€ 10.8	€ 3.2	(70.0%)	€ 54.3	€ 33.7	(38.0%)
Adjusted EBITDA margin(3)	6.4%	1.6%	(480 BPs)	10.6%	6.0%	(460 BPs)
Adjusted Operating Income(4)	€ 8.5	€ 0.1	(98.7%)	€ 47.6	€ 25.2	(47.1%)
Adjusted Operating Income margin(3)	5.0%	0.1%	(490 BPs)	9.2%	4.5%	(470 BPs)
Adjusted Net Income(4)	€ 6.2	€ 1.4	(77.5%)	€ 34.5	€ 19.6	(43.2%)
Adjusted Net Income margin(3)	3.7%	0.7%	(300 BPs)	6.7%	3.5%	(320 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 28 in our Q3 FY23 quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 29 of our Q3 FY23 quarterly report.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income (loss) to EBITDA and adjusted EBITDA, operating income (loss) to adjusted operating income and net income (loss) to adjusted net income and their corresponding margins as a percentage of net sales:

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months Ended
	March 31, 2022	March 31, 2023	Change in %	March 31, 2022	March 31, 2023	Change in %
(in millions) (unaudited)
Net loss	€ (4.3)	€ (5.1)	18.9%	€ (9.5)	€ (9.4)	(1.5%)
Finance expenses, net	€ 0.3	€ 0.7	125.8%	€ 0.7	€ 1.5	113.9%
Income tax expense (benefit)	€ 2.0	€ (2.0)	(198.3%)	€ 12.4	€ 4.1	(66.8%)
Depreciation and amortization	€ 2.3	€ 3.1	37.1%	€ 6.7	€ 8.5	26.0%
thereof depreciation of right-of use assets	€ 1.4	€ 2.3	60.4%	€ 4.2	€ 6.1	47.3%
EBITDA	€ 0.3	€ (3.3)	(1,162.5%)	€ 10.3	€ 4.7	(54.4%)
Other transaction-related, certain legal and other expenses (1)	€ 0.3	€ 0.4	59.0%	€ 1.3	€ 3.7	175.3%
Share-based compensation (2)	€ 10.2	€ 6.1	(40.5%)	€ 42.7	€ 25.3	(40.7%)
Adjusted EBITDA	€ 10.8	€ 3.2	(70.0%)	€ 54.3	€ 33.7	(38.0%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Adjusted EBITDA margin	6.4%	1.6%	(480 BPs)	10.6%	6.0%	(460 BPs)

	Three Months Ended			Nine months Ended
	March 31, 2022	March 31, 2023	Change in %	March 31, 2022	March 31, 2023	Change in %
(in millions) (unaudited)
Operating Income (loss)	€ (2.0)	€ (6.4)	225.0%	€ 3.6	€ (3.8)	(207.2%)
Other transaction-related, certain legal and other expenses (1)	€ 0.3	€ 0.4	59.0%	€ 1.3	€ 3.7	175.3%
Share-based compensation (2)	€ 10.2	€ 6.1	(40.5%)	€ 42.7	€ 25.3	(40.8%)
Adjusted Operating Income	€ 8.5	€ 0.1	(98.7%)	€ 47.6	€ 25.2	(47.1%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Adjusted Operating Income margin	5.0%	0.1%	(490 BPs)	9.2%	4.5%	(470 BPs)

	Three Months Ended			Nine months Ended
	March 31, 2022	March 31, 2023	Change in %	March 31, 2022	March 31, 2023	Change in %
(in millions) (unaudited)
Net loss	€ (2.0)	€ (6.4)	225.0%	€ 3.6	€ (3.8)	(207.2%)
Other transaction-related, certain legal and other expenses (1)	€ 0.3	€ 0.4	59.0%	€ 1.3	€ 3.7	175.3%
Share-based compensation (2)	€ 10.2	€ 6.1	(40.5%)	€ 42.7	€ 25.3	(40.8%)
Adjusted Net Income	€ 8.5	€ 0.1	(98.7%)	€ 47.6	€ 25.2	(47.1%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Adjusted Net Income margin	3.7%	0.7%	(300 BPs)	6.7%	3.5%	(320 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted operating income and Adjusted net income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see page 28 of our Q2 FY23 quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Net sales	169,512	198,883	514,914	564,866
Cost of sales, exclusive of depreciation and amortization	(86,747)	(108,137)	(254,716)	(282,157)
Gross profit	82,765	90,746	260,199	282,708
Shipping and payment cost	(25,146)	(31,497)	(70,622)	(83,810)
Marketing expenses	(23,280)	(25,729)	(69,536)	(79,885)
Selling, general and administrative expenses	(34,214)	(36,189)	(111,352)	(112,922)
Depreciation and amortization	(2,284)	(3,132)	(6,728)	(8,480)
Other income (expense) , net	184	(618)	1,612	(1,390)
Operating income (loss)	(1,975)	(6,419)	3,574	(3,779)
Finance income	0	98	0	345
Finance costs	(314)	(807)	(702)	(1,846)
Finance costs, net	(314)	(709)	(702)	(1,501)
Income (loss) before income taxes	(2,289)	(7,128)	2,872	(5,280)
Income tax (expense) benefit	(2,028)	1,994	(12,418)	(4,122)
Net loss	(4,317)	(5,134)	(9,546)	(9,402)
Cash Flow Hedge	448	(650)	(1,721)	1,051
Income Taxes related to Cash Flow Hedge	(125)	181	479	(293)
Foreign currency translation	14	(11)	(39)	16
Other comprehensive income (loss)	337	(480)	(1,281)	774
Comprehensive loss	(3,979)	(5,614)	(10,827)	(8,628)

Basic & diluted earnings per share	€(0.05)	€(0.06)	€(0.11)	€(0.11)
Weighted average ordinary shares outstanding (basic & diluted) – in millions (1)	86.4	86.6	86.3	86.6

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14 in our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2022	March 31, 2023
Assets
Non-current assets
Non-current financial assets	294	7,471
Intangible assets and goodwill	155,223	155,398
Property and equipment	17,691	34,053
Right-of-use assets	21,677	55,860
Deferred tax assets	6,090	6,090
Total non-current assets	200,975	258,872
Current assets
Inventories	230,144	325,870
Trade and other receivables	8,276	6,019
Other assets	61,874	42,963
Cash and cash equivalents	113,507	12,940
Total current assets	413,801	387,792
Total assets	614,776	646,664

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	498,872	525,199
Accumulated Deficit	(68,734)	(78,136)
Accumulated other comprehensive income	1,528	2,302
Total shareholders’ equity	431,667	449,366

Non-current liabilities
Provisions	758	2,526
Lease liabilities	16,817	50,755
Deferred tax liabilities	3,661	7,473
Total non-current liabilities	21,237	60,754
Current liabilities
Borrowings	-	4,899
Tax liabilities	25,892	21,729
Lease liabilities	5,189	6,762
Contract liabilities	10,746	7,940
Trade and other payables	45,156	36,534
Other liabilities	74,889	58,679
Total current liabilities	161,872	136,544
Total liabilities	183,109	197,298
Total shareholders’ equity and liabilities	614,776	646,664

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net loss	-	-	(9,546)	-	-	(9,546)
Other comprehensive loss	-	-	-	(1,242)	(39)	(1,281)
Comprehensive loss	-	-	(9,546)	(1,242)	(39)	(10,827)
Share options exercised	-	369	-	-	-	369
Share-based compensation	-	42,701	-	-	-	42,701
Balance as of March 31, 2022	1	488,022	(70,383)	(1,242)	1,563	417,960

Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(9,402)	-	-	(9,402)
Other comprehensive income	-	-	-	758	16	774
Comprehensive loss	-	-	(9,402)	758	16	(8,628)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	25,307	-	-	-	25,307
Reclassification due to cash-settlement of Share-based compensation (1)	-	(57)	-	-	-	(57)
Balance as of March 31, 2023	1	525,199	(78,136)	758	1,544	449,366

(1)	For further details, refer to note 14 in our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Nine months ended March 31,
(in € thousands)	2022	2023
Net loss	(9,546)	(9,402)
Adjustments for
Depreciation and amortization	6,728	8,480
Finance costs, net	702	1,501
Share-based compensation	42,701	25,250
Income tax expense	12,418	4,122
Change in operating assets and liabilities
(Increase) decrease in inventories	20,937	(95,726)
(Increase) decrease in trade and other receivables	(902)	2,257
Decrease (increase) in other assets	(43,949)	19,991
Decrease in other liabilities	(509)	(16,023)
Decrease in contract liabilities	(2,239)	(2,806)
Decrease in trade and other payables	(761)	(8,665)
Increase in non-current financial assets	(86)	(7,207)
Income taxes paid	(2,620)	(4,772)
Net cash from (used in) operating activities	22,875	(83,000)
Expenditure for property and equipment and intangible assets	(1,702)	(18,897)
Proceeds from sale of property and equipment and intangible assets	-	2
Net cash used in investing activities	(1,702)	(18,895)
Interest paid	(702)	(1,501)
Proceeds from borrowings	-	4,899
Proceeds from exercise of option awards	369	1,077
Payment of lease liabilities	(4,034)	(3,026)
Net cash used in financing activities	(4,367)	1,449
Net increase (decrease) in cash and cash equivalents	16,806	(100,446)
Cash and cash equivalents at the beginning of the period	76,760	113,507
Effects of exchange rate changes on cash and cash equivalents	(39)	(120)
Cash and cash equivalents at end of the period	93,526	12,940